650 Page Mill Road Palo Alto, CA 94304-1050
PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

November 27, 2012

Via EDGAR and Overnight Courier

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jay Ingram

Nudrat Salik

Rufus Decker

Re:	SolarCity Corporation

Amendment No. 1 to Registration Statement on Form S-1

Registration No. 333-184317

Ladies and Gentlemen:

On behalf of SolarCity Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-184317) (the “Registration Statement”) for reference by the staff (the “Staff”) of the Securities and Exchange Commission. The Company has revised the Registration Statement to include an estimated offering price range, offering size and related information, as well as to update financial information for the quarter and nine months ended September 30, 2012 and certain business information.

For the Staff’s reference, we also will send via overnight courier a copy of Amendment No. 1 marked to show all changes from the prior version of the Registration Statement filed on October 5, 2012.

In addition, as noted in Amendment No. 1, the Company has requested that its underwriters reserve a portion of the shares being offered for sale to certain business associates, friends and family of the Company’s executive officers and board of directors. We are supplementally delivering for the Staff’s reference copies of the materials proposed to be used in connection with this reserved share program.

Please direct any questions with respect to Amendment No. 1 to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Steven V. Bernard
Steven V. Bernard

cc:	Lyndon Rive, SolarCity Corporation

Robert D. Kelly, SolarCity Corporation

Seth R. Weissman, SolarCity Corporation

Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP

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